The Learning Company

March 14, 2008

Mr. Larry Sprigel

United States Security and Exchange Commission

100 F Street N.E.

Mail Stop 3720

Washington, D.C. 20549

Re: Response to Review/Comments dated March 06, 2008

Dear Mr. Sprigel,

I am writing in response to your letter dated March 06, 2008 in which you outlined four (4) areas of review and requested additional information and/or explanation. Our response is as follows:

      Form 10-KSB/A for the year ended March 31, 2007

1)

Note 2-Summary of Significant Accounting Policies, page 57:

PCS recognizes revenue for its three (3) revenue streams: Product (Learning Labs), Licensing, and Subscriptions, as outlined in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements.” The Company also relies on EITF 00-21 “ Revenue Arrangements with Multiple Deliverables” for the determination of single unit and/or multiple deliverables.

Product Revenue is comprised of our learning labs. Upon delivery, these labs do not require additional product/service to be functional and/or operational for the customers intended use. Therefore, we rely on EITF 00-21 par 9, for the recognition of separate accounting units as follows:

a)

The value to the customer is on a standalone basis.

b)

There are no substantially undelivered items and therefore the requirement for evidence of objective and reliable fair value, in regards to undelivered items, is not applicable.

c)

PCS does not have a general right of return policy. There are limited circumstances in which a product would be accepted for return. Therefore, the probability of delivery of undelivered product, in relation to a customer’s general right of return is not applicable.

 As such, the related revenue is recognized when the product is delivered to the customer. Delivery is constituted when ninety percent (90%) or greater of the weighted average cost of goods has been received by the customer. (See item 2

345 Bobwhite Court ● Suite 200 ● Boise, Idaho 83706 ● (208) 343-3110 ● www.edventures.com for the detail relating to recognition based on 90% or greater of the COG received by the customer).

Licensing Revenue is in relation to the sales of the learning labs, as well as the LabMentors virtual labs. This revenue is based on a contractual term of 1-year,  which begins when the physical lab is delivered to the customer. Should the customer terminate the licensing prior to the expiration of the contract, PCS does not have an obligation to refund any portion of the fees. As such, revenue is amortized and recorded over the life of the contractual license. PCS relies on the SEC Staff Accounting Bulletin No. 101 paragraph 84 (d) for its revenue recognition guidance. It states “If services are rendered or right to use assets extend continuously over time, reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

Subscription revenue is related to the edventures.com website. Subscriptions are offered on a monthly basis. Each completed month constitutes the delivery of service and no other deliverables are required. Therefore, revenue is recognized on a monthly basis as earned. It is PCS’s belief that this process meets the SOP 97-2 Paragraph 8 for the recognition criteria as follows:

a)

persuasive evidence of an arrangement exists

b)

delivery has occured

c)

the vendor’s fee is fixed or determinable

d)

collectibility is probable

2)

Basis for revenue recognition at 90% of COG deliverables:

The Learning Labs are comprised of four (4) varying components; manipulatives (children’s building blocks, e.g. Legos®), small shelving and other incidental furniture, proprietary curriculum (instruction booklets), and miscellaneous items. Due to this composition, product may be delivered to our customers in stages. Some components, such as the manipulatives and furniture, may be either drop-shipped directly to the customer or initially received by at PCS’s warehouse and then delivered to the customer. In addition, the proprietary curriculum is sent from our warehouse. These three components make up a minimum of 90% of the deliverables and in essence substantially complete the delivery process. The remaining 10% is comprised of small miscellaneous items and has no bearing on the products functionality. In an effort to comply with GAAP and appropriately recognize revenue, PCS defers to SOP 97-2 paragraph 8 for guidance.

    Form 10-QSB for the period ending December 31, 2007

3)

Accounts receivable increase as related to revenues:

As of 12/31/07, the outstanding accounts receivable was approximately 78% of sales revenue for the nine months ending 12/31/07. Of that, 75% of those sales, approximately $863,991, were booked between the period December 18, 2007 and December 31, 2007. As of February 22, 2008, the full $863,991 had been collected. Thus, due to significant sales towards the end of the period, the relationship of receivables to revenues was unusually high. Given that the funds were collected shortly after quarter end, the impact on liquidity was minimal as it relates to the passage of time.

4)  PCS Middle East Contract:

Effective March 2007, PCS entered into a Fixed License Agreement with PCS Middle East for the exclusive use, deployment, and distribution in the Kingdom of Saudi Arabia of the Brick Lab curriculum for grade levels 1 through 5.  The license agreement is for a fixed term of 25 years.

As of December 31, 2007 there has been no distribution or deployment of the Brick Lab curriculum and thus no revenue has been recognized.

Revenue will be recognized when the criteria of SOP 97-2 is met.

We would like to take this opportunity to thank you for your assistance in the compliance process. In addition we acknowledge the following in connection with this response:

•

PCS is responsible for the adequacy and accuracy of the disclosure filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

PCS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please contact Janelle Conaway, Controller at (208) 343-3110.

Sincerely,

/s/Anthony A. Maher

Anthony A. Maher, CEO